SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/28/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,173,650

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,173,650
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,173,650

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 3 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.3 amends and supersedes that
Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On November 28, 2006 the reporting persons sent a letter to the issuer's Chairman, Sherry Wilzig Izak. A copy of the letter is attached (Exhibit 1).

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuer's Chairman


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/05/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two, Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097

November 28, 2006

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West - 10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:

As you know, Full Value Partners L.P. is a member of a group that owns almost 15% of the outstanding common stock of Wilshire Enterprises, Inc. ("WOC") and is its largest outside shareholder.

When we met on September 26, 2006 I requested that the board either eliminate or raise the threshold of WOC's poison pill. In general, we believe that poison pills act to insulate and entrench incumbent boards and managements thereby making them less accountable to shareholders. The situation at WOC is particularly disturbing in that your father's estate owns over 21% of WOC stock, well in excess of the 15% threshold at which the poison pill would be triggered by any other shareholder.

During a subsequent telephone call we again asked you to recommend that the board eliminate or raise the threshold of the poison pill. We have yet to get a response.

Our patience is not boundless. Therefore, we have decided that unless the board acts by December 5, 2006 to eliminate or lift the threshold for WOC's poison pill to 21%, we intend to (1) present a proposal at the next shareholder meeting to eliminate the poison pill and to elect directors that will support that proposal; and
(2) commence litigation to eliminate the poison pill.

It is unfortunate that one result of these actions will be that WOC will incur costs it can ill afford given its tiny size. But what choice do we have given your failure to respond to our previous requests to address our concerns?

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLP
General Partner